_____________________
                                                   |    OMB APPROVAL     |
                                                   |_____________________|
                                                   |OMB NUMBER:          |
                                                   |EXPIRES:             |
                                                   |   DECEMBER 31, 2005 |
                                                   |ESTIMATED AVERAGE    |
                                                   |BURDEN HOURS         |
                                                   |PER RESPONSE ...11   |
                                                   |_____________________|



                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                                Kirkland's, Inc.
                               -----------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         -----------------------------
                         (Title of Class of Securities)

                                  497498105
                                  ---------
                                (CUSIP Number)

                               Richard W. Shea, Jr.
                          Vardon Capital Management, L.L.C.
                         120 West 45th Street, 17th Floor
                                New York, NY 10036
                                (212) 626-6300
                                --------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 07, 2006
                                 --------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g),, check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP NO. 497498105            SCHEDULE 13D/A                     Page 2 of 19


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      	Vardon Capital, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         		 AF OO

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER		     	     1,374,166
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,374,166

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,374,166

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   7.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               OO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!






CUSIP NO. 497498105            SCHEDULE 13D/A                     Page 3 of 19


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                Vardon Capital Management, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         		 AF 00

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,853,075
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,853,075

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,853,075

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   9.6%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!






CUSIP NO. 497498105            SCHEDULE 13D/A                     Page 4 of 19


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                             Richard W. Shea, Jr.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         		 AF OO

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION             United States of America

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,853,075
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,853,075

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,853,075

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   9.6%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO. 497498105            SCHEDULE 13D/A                     Page 5 of 19


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                             Vardon Parners, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         		    WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,374,166
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,374,166

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,374,166

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   7.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!






CUSIP NO. 497498105            SCHEDULE 13D/A                     Page 6 of 19


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                         Vardon Partners II, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         		    WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,374,166
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,374,166

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,374,166

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   7.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO. 497498105            SCHEDULE 13D/A                     Page 7 of 19


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                       Vardon International, Ltd.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         		    WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                       Cayman Islands

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,374,166
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,374,166

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,374,166

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   7.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO. 497498105            SCHEDULE 13D/A                     Page 8 of 19


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    Vardon International BP, Ltd.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         		    WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                       Cayman Islands

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,374,166
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,374,166

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,374,166

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   7.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO. 497498105            SCHEDULE 13D/A                     Page 9 of 19


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                          Vardon Focus Fund, L.P.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         		    WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,374,166
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,374,166

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,374,166

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   7.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO. 497498105            SCHEDULE 13D/A                    Page 10 of 19


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                       Vardon Focus Fund II, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         		    WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,374,166
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,374,166

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,374,166

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   7.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO. 497498105            SCHEDULE 13D/A                    Page 11 of 19


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON            Vardon Focus Fund International, Ltd.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         		    WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                       Cayman Islands

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,374,166
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,374,166

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,374,166

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   7.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO. 497498105            SCHEDULE 13D/A                    Page 12 of 19


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              Vardon Focus International BP, Ltd.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         		    WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                       Cayman Islands

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,374,166
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,374,166

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,374,166

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   7.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO. 497498105            SCHEDULE 13D/A                    Page 13 of 19


Item 1.  Security and Issuer
----------------------------

This Schedule 13D/A relates to shares of common stock, $0.01 par value per share (the "Common Stock") of Kirkland's, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 805 North Parkway, Jackson, Tennessee, 38305.

Item 2.  Identity and Background
--------------------------------

This Schedule 13D/A is being filed by (i) Vardon Partners, L.P., a Delware limited partnership; (ii) Vardon Partners II, L.P., a Delaware limited partnership; (iii) Vardon Focus Fund, L.P., a Delaware limited partnership; (iv) Vardon Focus Fund II, L.P., a Delaware limited partherhip (together the "Domestic Funds"); (v) Vardon International, Ltd., a
Cayman Islands exempted company; (vi) Vardon International BP, Ltd., a
Cayman Islands exempted company; (vii) Vardon Focus Fund International, Ltd., a Cayman Islands exempted company; (viii) Vardon Focus International BP, Ltd., a Cayman Islands exempted company (together the "Offshore Funds"); (ix) Vardon Capital, L.L.C., a Delaware limited liability company ("VC"), with respect to shares of Common Stock held in the Domestic Funds; (x) Vardon Capital Management, L.L.C., a Delaware limited liability company ("VCM"), with respect to shares of Common Stock held in the accounts of the Domestic Funds, Offshore Funds and certain other separate account clients managed by VCM
(the "Managed Accounts", and together with the Domestic Funds and Offshore Funds, the "Advisory Clients") for which VCM serves as the investment manager and (xi) Richard W. Shea, Jr. ("Mr. Shea"), the sole managing member of VC and VCM, with respect to shares of Common Stock deemed to be beneficially owned by VC and VCM. The Domestic Funds, the Offshore Funds, VC, VCM and
Mr. Shea will be collectively referred to herein as "Reporting Persons". All disclosures made in this filing are made pursuant to the best knowledge and reasonable belief of the Reporting Persons.

The Domestic Funds, as defined above, are each Delaware limited partnerships with a principal business office address of 120 West 45th Street, 17th Floor, New York, NY 10036.

The Offshore Funds, as defined above, are each Cayman Islands exempted companies with a principal business office address of Admiral Financial Center, P.O. Box 32021 SMB, 90 Fort Street, Grand Cayman, Cayman Islands, B.W.I.

VC is a Delaware limited liability company, which serves as general partner of the Domestic Funds, as outlined above. The sole managing member of VC is Mr. Shea.

The principal business office address of VC is 120 West 45th Street, 17th Floor, New York, NY 10036.






CUSIP NO. 497498105           SCHEDULE 13D/A                    Page 14 of 19


VCM is a Delaware limited liability company which serves as the investment manager to the Advisory Clients, as outlined above.

VCM is registered with the U.S. Securities and Exchange Commission as an investment adviser under the U.S. Investment Advisers Act of 1940, as amended. The sole managing member of VCM is Mr. Shea.

The principal business office address of VCM is 120 West 45th Street, 17th Floor, New York, NY 10036.

Mr. Shea, the sole managing member of VC and VCM, is a citizen of the United States of America.

The principal business office address of Mr. Shea is 120 West 45th Street, 17th Floor, New York, NY 10036.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

The source of funds for the purchases of 1,853,075 shares beneficially owned by VCM and Mr. Shea was $18,456,613, representing the working capital of the Advisory Clients listed in item 2 above.

The source of funds for the purchases of 1,374,166 shares beneficially owned by VC was $13,827,527, representing the working capital of the the Domestic Funds and the Offshore Funds listed in item 2 above.






CUSIP NO. 497498105            SCHEDULE 13D/A                   Page 15 of 19


Item 4.  Purpose of Transaction
-------------------------------

The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Also, consistent with the investment purpose of the Reporting Persons, the Reporting Persons have and may continue to engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its business operations, evaluation of its board of directors and management team, recommendation and proposal of candidates for its board of directors and management team, financial conditions and such other issues which are consistent with the Reporting Persons investment philosophy and objectives.
The Reporting Persons may discuss ideas that, if effected, may result in a personnel change within the Issuer's board of directors and/or management team. As detailed in Exhibit B to this Schedule 13D/A, it should be specifically noted that the Reporting Persons made two nominations for election to the Board of Directors of Kirklands, Inc.
at the 2006 Annual Meeting.

Except to the extent the foregoing may be deemed a plan or proposal, or as otherwise stated above as it relates to Item 4(d) of Schedule 13D/A, none of the Reporting Persons has any plans or proposals which, as of the date hereof, relate to, or could result in, any of the matters referred to in paragraphs (a) through (c) or (e) through (j), inclusive, of the instructions to Item 4 of Schedule 13D/A. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a), (b) According to the Issuer's most recent Form 10-Q, there were 19,343,643 shares of Common Stock issued and outstanding as of November 29, 2005. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock:

(i) 1,374,166 shares of Common Stock held by VC on behalf of the Domestic Funds and Offshore Funds represents 7.1% of the outstanding shares of the Common Stock and (ii) 1,853,075 shares of the Common Stock held by VCM on behalf of the Advisory Clients for which it serves as the investment manager, which represents 9.6% of the outstanding shares of the Common Stock. Each Advisory Client has an investment management arrangement with VCM, but no Advisory Client has any contract, arrangement or understanding with any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock of the Issuer.






CUSIP NO. 497498105            SCHEDULE 13D/A                   Page 16 of 19


Voting and investment power concerning the above shares are held solely by VC and VCM. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 1,853,075 shares of the Common Stock, which is 9.6% of the outstanding Common Stock. As the sole managing member of VC and VCM, Mr. Shea is deemed the beneficial owner of the securities over which VC and VCM has voting and investment power.

Although Mr. Shea is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of either VC or VCM, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by VC, VCM, the Domestic Funds or the Offshore Funds.

c) During the last 60 days, the Reporting Persons purchased or sold the following shares of Common Stock:

Entity                        Trade Date    Shares   Price/Share  Transaction
------                        ----------    ------   -----------  -----------
Vardon Partners, L.P.        *01/03/2006      2348   5.73         Purchase
			      01/13/2006      3000   5.78         Sale
			     *02/01/2006      1656   5.72         Purchase



CUSIP NO. 497498105            SCHEDULE 13D/A                  Page 17 of 19





Entity                        Trade Date    Shares   Price/Share  Transaction
------                        ----------    ------   -----------  -----------
Vardon Partners II, L.P.     *01/03/2006      7263   5.73         Sale
			      01/13/2006      5600   5.78         Sale
			     *02/01/2006      2794   5.72         Purchase


Entity                        Trade Date    Shares   Price/Share  Transaction
------                        ----------    ------   -----------  -----------
Vardon International, Ltd.   *01/03/2006     11609   5.73         Sale
			      01/13/2006      4500   5.78         Sale
			     *01/31/2006     12548   5.77         Transfer Out
			     *02/01/2006      6264   5.72         Sale
                              03/01/2006      1900   5.387        Sale


Entity                        Trade Date    Shares   Price/Share  Transaction
------                        ----------    ------   -----------  -----------
Vardon International          01/13/2006      9000   5.79         Purchase
BP, Ltd.		      02/06/2006      1601   5.297        Purchase






CUSIP NO. 497498105            SCHEDULE 13D/A                   Page 18 of 19


Entity                        Trade Date    Shares   Price/Share  Transaction
------                        ----------    ------   -----------  -----------
Vardon Focus Fund, L.P.       02/07/2006       417   5.32         Purchase
			      02/09/2006      9400   5.15         Purchase
			      03/01/2006       300   5.407        Purchase
                            **03/06/2006      1900   5.686        Purchase
			    **03/08/2006      1900   5.68         Sale


Entity                        Trade Date    Shares   Price/Share  Transaction
------                        ----------    -------  -----------  -----------
Vardon Focus Fund II, L.P.    02/07/2006       146   5.32         Purchase
			      02/09/2006       200   5.15         Purchase
                              03/01/2006      1000   5.407        Purchase


Entity                        Trade Date    Shares   Price/Share  Transaction
------                        ----------    ------   -----------  -----------
Vardon Focus Fund            *01/31/2006     12548   5.77         Transfer In
International, Ltd.           02/07/2006     12856   5.32         Purchase
			      02/09/2006      3000   5.15         Purchase
                            **03/06/2006       600   5.686        Purchase
			    **03/08/2006       600   5.68         Sale


Entity                        Trade Date    Shares   Price/Share  Transaction
------                        ----------    ------   -----------  -----------
Vardon Focus                  02/07/2006      7721   5.32         Sale
International BP, Ltd.        02/09/2006      7200   5.15         Purchase
			    **03/06/2006      1400   5.686        Purchase
			    **03/08/2006      1400   5.68         Sale


Entity                        Trade Date    Shares   Price/Share  Transaction
------                        ----------    ------   -----------  -----------
The Managed Account clients  *01/03/2006     16524   5.73         Purchase
for which VCM serves	      01/13/2006      8900   5.79         Purchase
as investment manager.        01/13/2006      4800   5.78         Sale
                             *02/01/2006      1814   5.72         Purchase
                              02/06/2006      1546   5.297        Purchase
                              02/07/2006      5698   5.32         Sale
                              02/09/2006      5200   5.15         Purchase
                            **03/06/2006      1100   5.686        Purchase
                            **03/08/2006      1100   5.68         Sale

*The transactions listed above marked with a single asterisk represent movements of shares between Advisory Clients for portfolio rebalancing purposes. Such transactions were done directly between Advisory Clients and as such were not effected over the open market. All other sale transacations listed above that are not marked with a single asterisk also represent movements of shares between Advisory Clients for portfolio rebalancing purposes but were effected over the open market. Furthermore, it should be specifically noted that all purchase transactions listed above that are not marked with a single asterisk were effected over the open market.

**On March 6, 2006, the Reporting Persons instituted a "buy" order of 5,000 shares (with a principal value of $28,432) of the Issuer in error. On March 8, 2006, the Reporting Persons mitigated such error by instituting an offsetting "sell" order. Both transactions were settled on March 9, 2006 resulting in no change to the beneficial ownership or voting power of the Reporting Persons."

(d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
-----------------------------------------------------------------------------

The Reporting Persons may be deemed to be members of a group for purposes of
Section 13(d) of the Exchange Act of 1934.None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------
Exhibit A -- Joint Filing Undertaking.
Exhibit B -- Board Of Director Nominations By The Reporting Persons.






CUSIP NO. 497498105            SCHEDULE 13D/A                   Page 19 of 19


                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  March 9, 2006

Vardon Partners, L.P.		     Vardon Partners II, L.P.
By: Richard W. Shea, Jr.	     By: Richard W. Shea, Jr.
as managing member of the            as managing member of the
general partner                      general partner



By: /s/ Richard W. Shea, Jr.         By: /s/ Richard W. Shea, Jr.
    -------------------------------      -----------------------------------
    Richard W. Shea, Jr.                 Richard W. Shea, Jr.
    Managing Member of                   Managing Member of
    the General Partner                  the General Partner



Vardon Focus Fund, L.P.		     Vardon Focus Fund II, L.P.
By: Richard W. Shea, Jr.	     By: Richard W. Shea, Jr.
as managing member of the            as managing member of the
general partner                      general partner



By: /s/ Richard W. Shea, Jr.         By: /s/ Richard W. Shea, Jr.
    -------------------------------      -----------------------------------
    Richard W. Shea, Jr.                 Richard W. Shea, Jr.
    Managing Member of                   Managing Member of
    the General Partner                  the General Partner



Vardon International, Ltd.           Vardon International BP, Ltd.
By: Richard W. Shea, Jr.             By: Richard W. Shea, Jr.
as director                          as director



By: /s/ Richard W. Shea, Jr.         By: /s/ Richard W. Shea, Jr.
    -------------------------------      -----------------------------------
    Richard W. Shea, Jr.                 Richard W. Shea, Jr.
    Director                             Director



Vardon Focus Fund		     Vardon Focus International
International, Ltd.                  BP, Ltd.
By: Richard W. Shea, Jr.             By: Richard W. Shea, Jr.
as director                          as director



By: /s/ Richard W. Shea, Jr.         By: /s/ Richard W. Shea, Jr.
    -------------------------------      -----------------------------------
    Richard W. Shea, Jr.                 Richard W. Shea, Jr.
    Director                             Director



Vardon Capital, L.L.C.		     Vardon Capital Management, L.L.C
By: Richard W. Shea, Jr.             By: Richard W. Shea, Jr.
its managing member	             its managing member



By: /s/ Richard W. Shea, Jr.         By: /s/ Richard W. Shea, Jr.
    -------------------------------      -----------------------------------
    Richard W. Shea, Jr.                 Richard W. Shea, Jr.
    Managing Member                      Managing Member



RICHARD W. Shea, Jr.



By: /s/ Richard W. Shea, Jr.
    -------------------------------
    Richard W. Shea, Jr.
    Individually






CUSIP NO. 497498105               SCHEDULE 13D/A                  Page 1 of 2


                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the shares of Common Stock of Kirkland's, Inc., par value $0.01 per share, to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.

Dated:  March 9, 2006


Vardon Partners, L.P.		     Vardon Partners II, L.P.
By: Richard W. Shea, Jr.	     By: Richard W. Shea, Jr.
as managing member of the            as managing member of the
general partner                      general partner



By: /s/ Richard W. Shea, Jr.         By: /s/ Richard W. Shea, Jr.
    -------------------------------      -----------------------------------
    Richard W. Shea, Jr.                 Richard W. Shea, Jr.
    Managing Member of                   Managing Member of
    the General Partner                  the General Partner



Vardon Focus Fund, L.P.		     Vardon Focus Fund II, L.P.
By: Richard W. Shea, Jr.	     By: Richard W. Shea, Jr.
as managing member of the            as managing member of the
general partner                      general partner



By: /s/ Richard W. Shea, Jr.         By: /s/ Richard W. Shea, Jr.
    -------------------------------      -----------------------------------
    Richard W. Shea, Jr.                 Richard W. Shea, Jr.
    Managing Member of                   Managing Member of
    the General Partner                  the General Partner



Vardon International, Ltd.           Vardon International BP, Ltd.
By: Richard W. Shea, Jr.             By: Richard W. Shea, Jr.
as director                          as director



By: /s/ Richard W. Shea, Jr.         By: /s/ Richard W. Shea, Jr.
    -------------------------------      -----------------------------------
    Richard W. Shea, Jr.                 Richard W. Shea, Jr.
    Director                             Director



Vardon Focus Fund		     Vardon Focus International
International, Ltd.                  BP, Ltd.
By: Richard W. Shea, Jr.             By: Richard W. Shea, Jr.
as director                          as director



By: /s/ Richard W. Shea, Jr.         By: /s/ Richard W. Shea, Jr.
    -------------------------------      -----------------------------------
    Richard W. Shea, Jr.                 Richard W. Shea, Jr.
    Director                             Director



Vardon Capital, L.L.C.		      Vardon Capital Management, L.L.C
By: Richard W. Shea, Jr.              By: Richard W. Shea, Jr.
its managing member	              its managing member



By: /s/ Richard W. Shea, Jr.          By: /s/ Richard W. Shea, Jr.
    -------------------------------      -----------------------------------
    Richard W. Shea, Jr.                 Richard W. Shea, Jr.
    Managing Member                      Managing Member



RICHARD W. Shea, Jr.



By: /s/ Richard W. Shea, Jr.
    -------------------------------
    Richard W. Shea, Jr.
    Individually






CUSIP NO. 497498105               SCHEDULE 13D/A                  Page 2 of 2


                                   Exhibit B
               BOARD OF DIRECTOR NOMINATIONS BY THE REPORTING PERSONS




March 6, 2006



Mr. Lowell E. Pugh, II
Vice President, General Counsel and Secretary
Kirklands Inc.
805 N. Parkway
Jackson, TN  38305




Shareholder Proposals for the 2006 Annual Meeting




Dear Mr. Pugh:

On behalf of Vardon Capital Management, LLC, which owns 9.6% of Kirklands Inc. (the "Company"), I nominate William R. Fields and Gary Vineberg for election to the Board of Directors of the Company at the 2006 Annual Meeting. I believe each of them would provide meaningful contributions to the Company if elected to the Board of Directors.

William R. Fields is Chairman and Chief Executive Officer of APEC (China) Asset Management Ltd. Previously, Mr. Fields served as Chairman and Chief Executive Officer of Factory 2-U Stores, Inc. from 2002 to 2003, President and Chief Executive Officer of Hudson's Bay Company from 1997 to 1999 and as Chairman and Chief Executive Officer of Blockbuster Entertainment Group, a division of Viacom, Inc., from 1996 to 1997. Mr. Fields has also held numerous positions with Wal-Mart Stores, Inc., which he joined in 1971. He left Wal-Mart in March 1996 as President and Chief Executive Officer of Wal-Mart Stores Division, and Executive Vice President of Wal-Mart Stores, Inc. Mr. Fields currently serves as a director of Graphic Packaging Corporation and Lexmark International.

Gary Vineberg is President and Founder of Cyrano Equity Research, Inc., a consumer focused independent equity research firm. Previously, Mr. Vineberg served as a Principal with Water Street Capital, Inc., a private investment firm, from 1998 to 1999. From 1993 to 1998, Mr. Vineberg held the position of First Vice President at Merrill Lynch & Co., Inc. in the Securities Research and Economics department. At Merrill Lynch, Mr. Vineberg focused his research efforts on the retailing sector. Prior to joining Merrill Lynch, Mr. Vineberg held the position of Senior Vice President in the Equity Research department at Kidder, Peabody & Co., Inc. from 1992 to 1993; Vice President and First Vice President in the Equity Research department at Dean Witter Reynolds, Inc. from 1990 to 1992; and Analyst in the Equity Research department at Kidder Peabody & Co. from 1987 to 1990.

Included as appendices to this letter, please find i) William R. Fields' Consent to Act as a Board Member, ii) Gary Vineberg's Consent to Act as a Board Member, and iii) information about Vardon Capital Management required to nominate directors to the Company's Board of Directors in accordance with the Company's bylaws.

Please do not hesitate to contact me if you have any questions or require any additional information.

Sincerely,


/s/ Richard W. Shea, Jr.
-------------------------------
Richard W. Shea, Jr.
Principal



APPENDIX A

WILLIAM R. FIELDS' CONSENT TO ACT
AS A BOARD MEMBER OF KIRKLAND'S, INC.


I hereby consent to act as a Board Member of Kirkland's, Inc.



Date: March 6, 2006				/s/ William R. Field
						-------------------------------
 						(Signature)


                                                William R. Field
	 					-------------------------------
						(Print Name)


APPENDIX B



GARY VINEBERG'S CONSENT TO ACT
AS A BOARD MEMBER OF KIRKLAND'S, INC.



I hereby consent to act as a Board Member of Kirkland's, Inc.



Date: March 6, 2006			 	/s/ Gary Vineberg
						-------------------------------
						(Signature)


                                                Gary Vineberg
						-------------------------------
						(Print Name)


APPENDIX C



INFORMATION ABOUT VARDON CAPITAL MANAGEMENT, LLC



Name:					Vardon Capital Management, LLC


Address:				120 W. 45th St.
					17th Flr.
					New York, NY  10036


Class of Shares Owned:		Common Stock


Number of Shares Owned:		1,853,075



A representative of Vardon Capital Management, LLC will appear in person or by proxyat the 2006 Annual Shareholder Meeting of Kirkland's, Inc.



Date: 	March 6, 2006				/s/ Richard W. Shea, Jr.
                                                ------------------------------
                                                (Signature)


						Richard W. Shea, Jr.
						------------------------------
                                                (Print Name)